November 1, 2005

By Facsimile and U.S. Mail

William P. O`Neill, Esq.
Latham & Watkins LLP
555 Eleventh Street, NW
Washington, DC 20004

	Re:	GenTek, Inc.
		Schedule 14D-9
		Response dated October 28, 2005

Dear Mr. O`Neill:

	We have the following comment on the above-referenced filing
and
response letter:
1. We note your response to comment 2. Revise the Schedule to clarify the board`s understanding of the term "reasonable price"
as
the board uses the term in this context.  We note from your
response
that the board "could not conclude that the offer price was
unfair."
If the board made a fairness determination, revise to clarify this fact and provide the basis for the determination. Also revise the Schedule to disclose all factors considered by the board. For example, your response indicates that the board also considered the
trading price of the underlying common stock for the past two years
and the fact that the warrants exercise prices have substantially exceeded the common stock`s market price since the warrants were issued.
      *  *  *

      Please respond to this comment by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with the comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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William P. O'Neill, Esq.
November 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE